SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2004
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


           L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier,
                 FRANCE (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X   Form 40-F
                                   ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes     No X
                                  ---    ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           [Genesys Conferencing Logo]

                     ERRATUM : Genesys Conferencing Reports
                           Second Quarter 2004 Results


In the press release dated August 10, 2004, under the the section entitled Credit Facility Amendment, first paragraph should read: << Last week, the company amended its $125 million credit facility entered in April 2001 and rescheduled its principal repayments for the fourth quarter... >>(in place of:
<< Last week, the company amended its $125 million credit facility entered in
April 2001 and rescheduled its principal repayments for the third quarter... >>). Also, in the table entitled, "Repayment Installments," the 2008 Amended Installments should read: 49.7 (in place of: 56.3).

The corrected release reads:


            Genesys Conferencing Reports Second Quarter 2004 Results

         Centralization of major functional groups and senior management in North America

  Increased financial flexibility through amendment to existing credit facility


Reston, Virginia, and Montpellier, France - August 10, 2004 - Genesys Conferencing (Euronext 3955) (NASDAQ: GNSY), a global multimedia conferencing leader, today reported financial results (unaudited) for the second quarter ended June 30, 2004. All results are reported under French Generally Accepted Accounting Principles (GAAP). Genesys also announced the centralization of its global operations and senior management at the company's Reston operations center near Washington, D.C., and the modification of the principal repayment schedules for 2004 to 2008 under its existing credit facility.

"Over the past two years, we have taken the major steps necessary to compete effectively in the global conferencing marketplace. Our centralization of senior management in North America marks a milestone in our evolution towards a more efficient and functionally aligned structure. It also increases our proximity to the greatest number of large enterprises we are targeting and to the many Fortune 500 companies which are already our customers," stated Francois Legros, Chairman and Chief Executive Officer. "In addition, the reduction of our principal repayments through 2006 provides us with additional financial flexibility to successfully execute our growth strategy."

Second Quarter 2004 Operating Results

             (in millions)             USD(1)           EUR
             Revenue                   -----            ---
                        Q2 2004       $ 43.0       (euro) 35.7
                        Q2 2003       $ 48.1       (euro) 42.3

                       Change %       -10.6%            -15.6%

             EBITDA(2)
                        Q2 2004       $ 7.0         (euro)5.8
                        Q2 2003       $ 12.5       (euro)11.0

                       Change %       -44.3%            -47.4%

Total call volume increased to 361.1 million minutes in the second quarter of 2004, up 6.6% from the prior year. Automated services call volumes were up 15.4% from the second quarter of 2003, representing approximately 73.7% of total revenue in the second quarter of 2004 compared to 64.6% in the second quarter of 2003.

For the second quarter of 2004, revenue was (euro)35.7 million, a 15.6% decrease compared to 2003 second quarter revenue of (euro)42.3 million. In U.S. dollars, revenue was $43.0 million, a 10.6% decrease compared to $48.1 million of revenue in the second quarter of 2003. Gross margin declined to 62.8% in the second quarter of 2004 compared to 66.4% in the previous year's second quarter. Revenue and gross margin results reflected price erosion and the continued migration to lower-priced, automated conferencing services. Although automated conferencing services generate higher margins, this was partially offset by the increase in volumes generated by large enterprise customers, which traditionally have lower margins.

Selling, general and administrative expenses, excluding non-recurring charges, were (euro)19.1 million in the second quarter of 2004 compared to (euro)20.3 million in the second quarter of 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA(2)), before non-recurring charges in the second quarter of 2004, were (euro)5.8 million as compared to (euro)11.0 million in the same period last year. In U.S. dollars, EBITDA, before non-recurring charges, was $7.0 million for the second quarter of 2004 compared to $12.5 million in the same period last year. EBITDA for the second quarter of 2004 excludes non-recurring charges of approximately
(euro)2.0 million primarily incurred with the concentration of major functional groups at the company's operating center in the Dulles Technology Corridor near Washington, D.C.

The company on a regular basis re-evaluates the carrying value of its long-lived assets, consisting primarily of goodwill and intangible assets. Reflecting the current industry environment, including price erosion, a non-cash reduction of
(euro)57.3 million in the carrying value of intangible and other long-lived assets was recorded in the second quarter of 2004 as a result of this assessment. This includes the complete write-off of goodwill associated with North America. Primarily as a result of this non-cash reduction, the company reported a net loss of (euro)61.4 million in the second quarter of 2004 as compared to net income of (euro)0.9 million in the second quarter of 2003.

As of June 30, 2004, the company's net cash(3) was (euro)14.2 million, down from
(euro)21.2 million of net cash at March 31, 2004. The change in net cash included (euro)7.3 million of scheduled principal repayments in April 2004 made under the company's $125 million credit facility.

Centralization of Senior Management in North America

In connection with its overall strategy to enhance productivity, manage costs and maximize opportunities for growth in the global enterprise market, Genesys announced that it will complete a multi-phase operational restructuring in the fourth quarter of 2004. Senior executives, along with the majority of the company's finance, legal and administration departments, will be centralized in the Dulles Technology Corridor near Washington, D.C., at its global production center in Reston, Virginia. Over 60% of the company's volume is generated in North America and nearly 55% percent of its 1,000 employees are based in North America. Genesys' local sales and technology presence will remain unchanged in the 21 countries in which the company serves its customers.

Credit Facility Amendment

Last week, the company amended its $125 million credit facility entered in April 2001 and rescheduled its principal repayments for the fourth quarter of 2004 and the years 2005 and 2006 to defer approximately $26.8 million to 2008.

Annual principal repayments will now be made as follows:

   ----------------------------------------------------------------------------
   Term Repayment                                  Repayment Installments
                                                       (USD Million)
   ----------------------------------------------------------------------------
                                              Current                 Amended
   ----------------------------------------------------------------------------
   2004 (October semi-annual payment)           $11.0                  $8.3
   ----------------------------------------------------------------------------
   2005                                          22.0                  12.0
   ----------------------------------------------------------------------------
   2006                                          30.0                  16.0
   ----------------------------------------------------------------------------
   2007                                          22.3                  22.3
   ----------------------------------------------------------------------------
   2008                                          23.0                  49.7
   ----------------------------------------------------------------------------


The interest rate under the credit facility remains unchanged with the exception of the $26.8 million repayment postponed to October 31, 2008, for which the margin will be increased by 50 basis points on December 31, 2004.

The credit facility's financial ratios, now including consolidated EBITDA ratios, were amended to reflect the company's revised business plan and cash flow projections. Further, in the event the company falls short of certain financial ratio levels, it was provided with the additional flexibility to implement one or more curative actions. These curative actions may include, but are not limited to, a capital increase or rights offering, new financial indebtedness, a bond issuance or other debt or hybrid securities, merger transactions or divestitures, or a tender offer for the shares of the company if approved by the company's board of directors and the senior secured lenders. All measures would also require any necessary authorizations of the company's board and shareholders in accordance with French law.


Guidance

Due to the competitive and rapidly changing business environment, Genesys is withdrawing its previously issued revenue and EBITDA guidance for fiscal 2004. The company currently expects revenue and EBITDA to be seasonally weak during the third quarter of 2004. In the fourth quarter of 2004, the company expects revenue to be stable as compared with the revenue in the fourth quarter of 2003, excluding any volatility in foreign exchange rates. The company further expects EBITDA margins for the fourth quarter of 2004 to be approximately twenty percent.
____________
(1)      USD amounts were calculated using the average quarterly exchange rate.
(2) See attached note to consolidated statements of operations for reconciliation of operating income and EBITDA. (French GAAP)
(3) Net cash is equivalent to cash and cash equivalents less bank overdrafts.

Conference Call and Webcast
Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Tuesday, August 10, 2004, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time to discuss second quarter 2004 financial results. The conference call will be webcast live and may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.

Impact of Exchange Rates
Our acquisitions have expanded our international operations and thus increased our exposure to exchange rate fluctuations, in particular the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value has remained weak during 2004. As a result, the comparability of our revenues and results of operations expressed in euros were significantly impacted.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on our revenues from the second quarter 2003 to the second quarter 2004, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. For this purpose, we have used the average for each quarter of the daily euro/U.S. dollar exchange rates for the second quarters of 2003 and 2004, respectively, which are the rates we used for translation purposes in our consolidated income statement.

We believe that this analysis is useful because the majority of our revenues were actually earned in U.S. dollars. However, the change in our U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenues earned in euros.

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing
Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Fortune 500. The company's services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company's flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage                                           Tricia Heinrich
Executive Vice President and Chief Financial Officer        Senior Director of Global Public Relations
Phone: +1 703 736 7100                                      Phone: +1 415 608 6651
mike.savage@genesys.com                                     tricia.heinrich@genesys.com

                              GENESYS CONFERENCING
                    Consolidated Balance Sheets (French GAAP)
                   (In thousands of euros, except share data)

                                                                ------------------------------------------
                                                                     December 31,         June 30,
                                                                         2003               2004
                                                                                          unaudited
                                                                ------------------------------------------
ASSETS
Fixed assets
  Goodwill, net                                                   (euro)   54,992    (euro)    18,210
  Intangible assets, net                                                   47,504              21,736
  Tangible assets, net                                                     22,014              20,258
  Financial assets, net                                                     1,255               1,488
  Investments in affiliated companies                                         141                 178
                                                                  ----------------   -----------------
Total fixed assets                                                        125,906              61,870
Current assets
  Inventory                                                                    29                  22
  Accounts receivable, less allowances ((euro)2,537 and
    (euro)2,417 at December 31, 2003 and June 30, 2004,
    respectively)                                                          30,206              29,051
  Deferred tax assets                                                         840                 236
  Other current assets                                                     10,600               6,988
  Prepaid expenses and deferred charges                                     4,858               4,332
  Marketable securities                                                     9,614               5,556
  Cash at bank                                                             12,094              11,516
                                                                  ----------------   -----------------
Total current assets                                                       68,241              57,701
                                                                  ----------------   -----------------
Total assets                                                      (euro)  194,147    (euro)   119,571
                                                                          =======             =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
  Ordinary shares, nominal value of(euro)1 per share
    18,307,756 shares issued and outstanding
    at December 31, 2003 and June 30, 2004                        (euro)   18,308    (euro)    18,308
  Common shares to be issued                                                  140                 140
  Additional paid-in capital                                              185,080             185,080
  Additional paid-in capital to be issued                                   3,844               3,809
  Accumulated deficit                                                   (137,950)           (174,470)
  Net loss for the period                                                (36,544)            (65,478)
  Currency translation adjustments                                         15,945              14,754
                                                                  ----------------  ------------------
Total shareholders' equity                                                 48,823            (17,857)
Provisions for risks and charges                                            5,558               5,044
Long-term debt
  Long-term portion of long term debt                                      82,445              80,407
  Long-term portion of capitalized lease obligations                          298                 114
                                                                  ----------------  ------------------
Total long-term debt                                                       82,743              80,521
Current liabilities
  Bank overdrafts                                                           3,850               2,904
  Accounts payable and accrued liabilities                                 14,353              14,395
  Tax payable and deferred compensation                                    15,611              15,746
  Current portion of long-term debt                                        19,144              15,407
  Current portion of capitalized lease obligations                            572                 470
  Deferred revenue                                                             88                 108
  Other liabilities                                                         3,405               2,833
                                                                  ----------------  ------------------
Total current liabilities                                                  57,023              51 863
                                                                  ----------------  ------------------
Total liabilities and shareholders' equity                        (euro)  194,147    (euro)   119,571
                                                                          =======             =======

                              GENESYS CONFERENCING
          Unaudited Consolidated Statements of Operations (French GAAP)
             (Unaudited - in thousands of euros, except share data)



                                                  Three months ended June 30,                Six months ended June 30,
                                              -------------------------------------    --------------------------------------
                                                     2003              2004                   2003               2004
                                              -------------------------------------    --------------------------------------

Revenue:
        Services                                   (euro) 42 125            35 667          (euro) 87 696      (euro) 71 707
        Products                                             145                23                    228                201
                                              -------------------------------------    --------------------------------------
                                                          42 270            35 690                 87 924             71 908
Cost of revenue:
        Services                                          14 113            13 275                 30 860             27 005
        Products                                              85                15                    144                 43
                                              -------------------------------------    --------------------------------------
                                                          14 198            13 290                 31 004             27 048
                                              -------------------------------------    --------------------------------------
Gross Profit                                              28 072            22 400                 56 920             44 860
Operating expenses:
        Research and development                           1 053               962                  2 085              2 083
        Selling and marketing                             10 484            10 021                 19 160             18 987
        General and administrative                         9 186             8 799                 20 987             18 850
        Restructuring charge                                   -             1 550                      -              2 089
        Amortization and impairment
        of intangible assets                               2 390            23 625                  4 784             25 249
                                              -------------------------------------    --------------------------------------
                                                          23 113            44 957                 47 016             67 258
                                              -------------------------------------    --------------------------------------
Operating income / (loss)                                  4 959          (22 557)                  9 904           (22 398)
Financial expenses, net                                  (2 099)           (1 035)                (3 829)            (3 068)
Equity in income of affiliated companies                      11                 6                     15                37
Income tax expense                                       (1 101)           (1 152)                (2 041)            (2 105)
Amortization  and impairment of goodwill
                                                           (908)          (36 617)                (2 506)           (37 944)
                                              -------------------------------------    --------------------------------------
Net income/(loss)                                     (euro) 862          (61 355)            (euro)1 543     (euro)  (65 478)
                                                      ==========          =======             ===========     ==============

Basic net income/(loss) per share                    (euro) 0.06     (euro) (3.34)            (euro) 0.10     (euro)  (3.56)
Diluted net income/(loss) per share                  (euro) 0.05     (euro) (3.34)            (euro) 0.10     (euro)  (3.56)
                                                     ===========     ============             ===========     ==============
Number of outstanding shares used in
computing basic net income/(loss)
per share                                             15 547 280        18 372 841             15 547 280         18 372 841

Number of outstanding shares used in
computing diluted net income/(loss)
per share                                             16 099 468        18 372 841             16 099 468         18 372 841


                              GENESYS CONFERENCING
           Notes to the Consolidated Financial Statements (unaudited)
                             (In thousands of Euros)

NOTE A- EBITDA calculation                                    Three months ended                 Six months ended
                                                                    June 30,                          June 30,
                                                            2003              2004              2003              2004
                                                        --------------     ------------     --------------    -------------

 Operating income (loss)                            (euro)      4 959   (euro)(22 557)    (euro)    9 904  (euro) (22.398)

 Amortization of deferred acquisition
 and deferred financing costs                                     382              257                777              504
 Amortization of intangible assets                              2 390           23 625              4 784           25 249
 Depreciation and provisions                                    3 324            2 453              6 628            5 378
                                                    -----------------------------------------------------------------------
EBITDA (1)                                          (euro)     11 055   (euro)   3 778    (euro)   22 093  (euro)    8 733

 Restructuring charge                                                            1 550                               2 089
 Other non recurring charges                                       22              476                 22            1 881
                                                    -----------------------------------------------------------------------
EBITDA before non-recurring items                   (euro)     11 077   (euro)   5 804    (euro)   22 115  (euro    12 703
                                                    =======================================================================


 NOTE B- DETAIL OF FINANCIAL                                 Three months ended                    Six months ended
                 EXPENSES, NET                                    June 30,                             June 30,
                                                            2003              2004              2003              2004
                                                        --------------     ------------     --------------    -------------

 Interest and other financial income                (euro)         16   (euro)      32    (euro)      478   (euro)     286
 Foreign exchange gains                                            12              735              2 362            2 795
                                                    -----------------------------------------------------------------------
 Total financial income                                            28              767              2 840            3 081


 Interest and other financial expenses                          1 286            1 312              4 228            2 826
 Foreign exchange losses                                          841              490              2 441            3 323
                                                    -----------------------------------------------------------------------
 Total financial charges                                        2 127            1 802              6 669            6 149

                                                    -----------------------------------------------------------------------
Financial expenses,  net                            (euro)    (2 099)   (euro) (1 035)    (euro)  (3 829)   (euro) (3 068)
                                                    =======================================================================


NOTE C- DETAIL OF INCOME                                     Three months ended                   Six months ended
               TAX EXPENSE                                        June 30,                             June 30,
                                                            2003              2004              2003              2004
                                                        --------------     ------------     --------------    -------------
Deferred tax expense                                (euro)         17   (euro)    (27)    (euro)     (31)   (euro)   (546)
Income tax expense                                            (1 118)          (1 125)            (2 010)          (1 559)
                                                    -----------------------------------------------------------------------
Total income tax expense                            (euro)    (1 101)   (euro) (1 152)    (euro)  (2 041)   (euro) (2 105)
                                                    =======================================================================

NOTE D- DETAIL ACCOUNTS                                                  December 31,                         June 30,
                RECEIVABLES, NET                                             2003                               2004
                                                                      -----------------                   -----------------

Billed portion of accounts receivables, net
                                                                      (euro)    23,462                   (euro)     23,701
Un-billed portion of accounts receivables, net
                                                                                 6,744                               5,350
                                                                      -----------------                   -----------------
Total accounts receivables, net                                       (euro)    30,206                   (euro)     29,051
                                                                      =================                   =================


(1) We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization.

                                    ANNEX I:
                          US GAAP FINANCIAL STATEMENTS

                                   GENESYS SA
                      U.S. GAAP CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                                                     December 31,          June 30,
                                                                                         2003               2004
                                                                                         ----               ----
ASSETS                                                                                                 (Unaudited)
Current assets:
Cash and cash equivalents                                                             (euro)15,574     (euro)12,269
Short-term portion of restricted cash                                                        3,371            3,157
Un-billed accounts receivable                                                                6,744            5,350
Other accounts receivable, less allowances of(euro)2,537 at December
31, 2003 and (euro)2,417 at June 30, 2004                                                   23,462           23,701
Inventory                                                                                       29               22
Prepaid expenses                                                                             2,286            2,201
Other current assets                                                                         8,856            5,272
                                                                                             -----            -----
Total current assets                                                                        60,322           51,972
Property and equipment, net                                                                 27,284           25,804
Goodwill, net                                                                               75,047           21,940
Customer lists, net                                                                         42,774           17,622
Technology and other intangibles, net                                                          352              212
Investment in affiliated company                                                               141              178
Deferred tax assets                                                                            840              235
Deferred financing costs, net                                                                2,531            2,096
Other assets                                                                                 1,824            1,875
Long-term portion of restricted cash                                                         2,722            1,632
                                                                                             -----            -----
Total assets                                                                         (euro)213,837    (euro)123,566
                                                                                     =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts                                                                        (euro)3,850      (euro)2,904
Accounts payable                                                                             8,676            9,821
Accrued liabilities                                                                          6,627            5,343
Accrued compensation                                                                         6,519            7,320
Tax payable                                                                                  9,092            8,426
Deferred revenue                                                                                88              108
Current portion of long-term debt                                                           18,564           14,942
Current portion of capitalized lease obligations                                                55               15
Current portion of deferred tax liability                                                    2,143            1,401
Current portion of other long-term liability                                                 1,740            2,035
Other current liabilities                                                                    3,242            2,822
                                                                                             -----            -----
Total current liabilities                                                                   60,596           55,137
Long-term portion of long-term debt                                                         82,814           80,710
Long-term portion of capitalized lease obligations                                             107              114
Long term portion of deferred tax liability                                                 11,504            5,683
Other long-term liability                                                                    3,173            1,828
Shareholders' equity:
Ordinary shares:(euro)1.00 nominal value and 18,307,756 shares issued and
outstanding at December 31, 2003 and June 30, 2004,                                         18,308           18,308
Common shares to be issued:(euro)1.00 nominal value and 65,067 shares at December
31, 2003 and June 30, 2004                                                                      65               65
Additional paid-in capital                                                                 197,611          197,130
Accumulated other comprehensive income                                                      15,372           15,630
Deferred compensation                                                                        (322)               --
Accumulated deficit                                                                      (174,640)        (250,288)
                                                                                         --------         --------
                                                                                            56,394         (19,155)
Less cost of treasury shares: 22,131 shares at Dec. 2003 and June 30, 2004                   (751)            (751)
Total shareholders' equity                                                                  55,643         (19,906)
Total liabilities and shareholders' equity                                           (euro)213,837    (euro)123,566
                                                                                     =============    =============

                        See notes to financial statements

                                   GENESYS SA
           U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                       (in thousands, except share data)


                                                   Three months ended June 30,      Six months ended June 30,
                                                       2003            2004           2003            2004

Revenue:
Services                                            (euro)42,125    (euro)35,667     (euro)87,696   (euro)71,706
Products                                                     145              24              228            202
                                                             ---              --              ---            ---
                                                          42,270          35,691           87,924         71,908
Cost of revenue:
Services                                                  14,177          13,288           30,990         27,059
Products                                                      85              15              144             43
                                                              --              --              ---             --
                                                          14,262          13,303           31,134         27,102
                                                          ------          ------           ------         ------
Gross profit                                              28,008          22,388           56,790         44,806
Operating expenses:
Research and development                                   1,053             963            2,085          2,083
Selling and marketing                                     10,484          10,021           19,160         18,987
General and administrative                                 8,862           8,542           20,331         18,186
Restructuring charge                                          --           1,076               --          2,090
Impairment of goodwill and other intangibles                  --          75,401               --         75,401
Amortization of intangibles                                2,611           1,734            5,226          3,483
                                                           -----           -----            -----          -----
Total operating expenses                                  23,010          97,737           46,802        120,230
Operating income (loss)                                    4,998        (75,349)            9,988       (75,424)
Interest income                                              120              28              179            101
Interest expense                                         (1,253)         (1,367)          (3,705)        (2,571)
Foreign exchange gain (loss)                                 642           (216)            5,330        (1,845)
Other financial expense, net                               (482)            (15)            (770)          (433)
                                                           ----             ---             ----           ----
Financial income (expense), net                            (973)         (1,570)            1,034        (4,748)
Equity in income of affiliated company                        11               5               15             37
                                                           ----            -----            ----           -----
Income (loss) before taxes                                 4,036        (76,914)           11,037       (80,135)
Income tax (expense) credit                                (328)           4,616            (494)          4,460
                                                           ----            -----            ----           -----
Net income (loss)                                    (euro)3,708  (euro)(72,298)     (euro)10,543 (euro)(75,675)
                                                     ===========  =============      ============ =============
Basic net income (loss) per share                     (euro)0.24    (euro)(3.94)       (euro)0.68   (euro)(4.13)
                                                      ==========    ===========        ==========   ===========
Diluted net income (loss) per share                   (euro)0.23    (euro)(3.94)       (euro)0.66   (euro)(4.13)
                                                      ==========    ===========        ==========   ===========
Number of shares used in computing basic net          15,547,280      18,372,841       15,547,280     18,372,841
income (loss) per share

Dilution effect on convertible notes                     552,188              --          552,188             --

Number of shares used in computing diluted net        16,099,468      18,372,841       16,099,468     18,372,841
income (loss) per share

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 19, 2004

                                        GENESYS SA


                                        By: /s/ Francois Legros
                                           ------------------------------
                                        Name:  Francois Legros
                                        Title: Chairman and Chief Executive
                                               Officer